

Mail Stop 4561

December 18, 2008

Douglas J. Hertha
Chief Financial Officer
SouthCrest Financial Group, Inc.
600 North Glynn Street
Fayetteville, GA 30214

> **Re:** **SouthCrest Financial Group, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed November 18, 2008**
> **File No. 000-51287**

Dear Mr. Hertha:

We have completed our review of your Preliminary Proxy Statement on Schedule 14A and have no further comments at this time.

Sincerely,

Kathryn McHale
Staff Attorney